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April 10, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Phoenix Life Insurance Company
    Phoenix Life Variable Accumulation Account (the "Registrant") - Phoenix Flexible Retirement Choice/sm/
    Pre-Effective Amendment No. 1 to Initial Registration Statement filed on Form N-4
    File Nos. 333-153048 and 811-03488

Members of the Commission:

The Registrant filed the above captioned Registration Statement on Form N-4 as a pre-effective amendment under the Securities Act of 1933. The staff of the Securities and Exchange Commission (the "Commission") has requested that the Registrant provide the representations contained in this letter as a condition of its decision to accelerate the effective date of the Registration Statement. The Commission staff has requested that the Registrant acknowledge and agree, and Registrant does acknowledge and agree that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please call me at (860) 403-5514 with any questions.

Sincerely,

/s/ Michele Drummey
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Michele Drummey, Counsel
Phoenix Life Insurance Company
One American Row
Hartford, CT 06102-5056